STOLT-NIELSEN S.A.                                                   [LOGO OF S]

c/o Stolt-Nielsen Ltd.       Tel:  +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

            STOLT-NIELSEN S.A. PURCHASED 148,450 OF ITS COMMON SHARES

London, England - November 30, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) announces that Stolt-Nielsen Transportation Group Ltd.
(SNTG), a 100% owned subsidiary of SNSA, purchased today 148,450 of SNSA Common Shares on the Oslo Stock Exchange at an average price of NOK 218.06 per share (approximately $32.36 at the current exchange rate). The shares were purchased in accordance with the repurchase program announced on August 25, 2005, authorizing Company to purchase up to $200 million worth of its Common Shares or related American Depositary Shares.

Accordingly, in conformity with applicable Oslo Stock Exchange requirements, we report that Stolt-Nielsen S.A., through its wholly-owned subsidiary, Stolt-Nielsen Transportation Group Ltd., after this transaction has the following ownership (in the aggregate) in Stolt-Nielsen S.A., whose Common Shares are secondarily listed on the Oslo Stock Exchange with primary listing (through ADS arrangements) in the United States:

Total number of Common Shares purchased: 148,450
Total number of Common Shares owned after purchase: 1,611,650
Percentage of issued shares of such class of shares following such purchase:2.5%

Including today's purchases, the Company has purchased Common shares totaling approximately $54.8 million under the $200 million repurchase program announced on August 25, 2005.

All Common Shares purchased by SNTG are classified as non-voting shares held in Treasury and issued but not outstanding.

Any further buyback transactions will be disclosed through the disclosure system of the Oslo Stock Exchange, a press release, and on the Company's website at www.stolt-nielsen.com.

Contact:    Richard M. Lemanski
            U.S. 1 203 299 3604
            rlemanski@stolt.com

            Jan Chr. Engelhardtsen
            UK 44 20 7611 8972
            jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality turbot and Southern bluefin tuna. The Company also owns 25% of Marine Harvest, the world's largest aquaculture company.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which Stolt-Nielsen S.A. operates; changes in the supply and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that Stolt-Nielsen S.A. transports; prevailing market rates for the transportation services that Stolt-Nielsen S.A. offers; the cost and feasibility of maintaining and replacing Stolt-Nielsen S.A.'s older ships and building or purchasing new ships; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                                  - end text -